EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

		Three Months Ended
(Dollars in Millions)		March 31, 2008
Earnings
1.	Net income	$1,090
2.	Applicable income taxes, including interest expense related to unrecognized tax positions	476

3.	Income before income taxes (1 + 2)	$1,566

4.	Fixed charges:
	a. Interest expense excluding interest on deposits*	$796
	b. Portion of rents representative of interest and amortization of debt expense	20

	c. Fixed charges excluding interest on deposits (4a + 4b)	816
	d. Interest on deposits	606

	e. Fixed charges including interest on deposits (4c + 4d)	$1,422

5.	Amortization of interest capitalized	$–
6.	Earnings excluding interest on deposits (3 + 4c + 5)	2,382
7.	Earnings including interest on deposits (3 + 4e + 5)	2,988
8.	Fixed charges excluding interest on deposits (4c)	816
9.	Fixed charges including interest on deposits (4e)	1,422
Ratio of Earnings to Fixed Charges
10.	Excluding interest on deposits (line 6/line 8)	2.92
11.	Including interest on deposits (line 7/line 9)	2.10

*	Excludes interest expense related to unrecognized tax positions.